UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP

(Translation of registrant’s name into English)

Office Unit 1125,

11/F, Lee Garden One,

33 Hysan Ave,

Causeway Bay, Hong Kong

+852 38481700

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Directors

Effective December 31, 2024, Mr. Xin He resigned as an independent director and the chairman of the Audit Committee of the Board of Directors (“Board”) of Caravelle International Group (the “Company”). Mr. Hanxi Chang, the Chief Executive Officer of the Company, has also announced his resignation effective January 15, 2025. The resignation of Mr. He and Mr. Chang from these positions is not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On January 4, 2025, Mr. Shixuan He was elected to serve as a director of the Company, effective immediately and as the Chief Executive Officer of the Company, effective January 15, 2025. Mr. Shixuan He has served as the CEO of High Trend Technology Co., Ltd., a company focusing on intelligent city system development, since April 2014. From January 2010 to March 2014, Mr. He served as the CEO of Tianjin Meijiang International Convention and Exhibition Center, a company focused on exhibition management and commercial venue operation. Mr. He obtained his bachelor's degree in Automation from Dalian University of Technology in 1997.

Ms. Xuanhua Xi, who served as an independent director of the Company from July 2024 to October 2024, was elected to serve as an independent director and the chairman of the Audit Committee of the Board effective January 10, 2025. Ms. Xuanhua Xi has been serving as the Chief Risk officer of DigiFT Technology Group, a Singapore-based on-chain capital market operation and service provider, since December 2024. She served as the Deputy Chief Executive Officer of Neutral Financial Holding Company Limited, a Hong Kong-based licensed financial service provider, from July 2024 to December 2024. Previously, she served as the Deputy Chief Executive Officer of BOCOM International Holdings Co., Ltd., a Hong Kong-based and listed financial service provider, from July 2017 to December 2023. She was also the General Manager of BOCOM International (Shanghai) Equity Investment Management Co., Ltd., an investment management company, from November 2020 to January 2022. From March 2015 to July 2017, she served as the General Manager of BOCOM International Securities Ltd., a company providing securities brokerage services. Ms. Xi obtained her Bachelor’s degree in Economics from Fudan University, China, and her Executive Master of Business Administration degree from Shanghai Jiao Tong University, China.

Issuance of Press Release

On January 13, 2025, the Company issued a press release announcing the election of Mr. Shixuan He and Ms. Xuanhua Xi and the resignations of Mr. Xin He and Mr. Hanxi Chang. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

Exhibit Index

Exhibit
99.1	Press Release dated January 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2025	CARAVELLE INTERNATIONAL GROUP

	By:	/s/ Hanxi Chang
Hanxi Chang
Chief Executive Officer
(Principal Executive Officer)

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